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                                EXHIBIT 99-B.4.8

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

The Contract and the Certificate are endorsed as outlined below.

Delete the section entitled SUM PAYABLE AT DEATH (BEFORE ANNUITY PAYMENTS START), and replace with the following.

              Aetna will pay any portion of the Individual Account(s) Current Value to the beneficiary when:

              (a)    The Participant dies before Annuity payments start; and
              (b) The certified copy of the death certificate and a completed and signed election form is submitted to the Service Center.

              A guaranteed death benefit is available if the beneficiary requests either a lump-sum payment or an Annuity option within six months of the Participant's death.

              For each Individual Account, the death benefit is guaranteed to be the greater of:

              (a) The Current Value of the Individual Account, plus aggregate positive MVA; as applicable, on the date the notice of death and the request for payment are received in good order at the Service Center; or
              (b) The total of Net Purchase Payment(s) to the Individual Account, minus the total of all partial withdrawals and annuitizations made from the Individual Account.

              If the beneficiary requests payment of the death benefit in a form other than a lump sum or Annuity payments, and/or more than six months following the date of the Participant's death, the amount of the death benefit is equal to the Individual Account Current Value on the date Aetna receives notice of death and a request for payment in good order at the Service Center. Amounts in the GA Account will be payable as described in the section entitled MARKET VALUE ADJUSTMENT (MVA).

              If the Participant dies before distributions begin in accordance with the provisions of Code Section 401(a)(9), the entire value of the Individual Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the Participant's death. Alternatively, if the Participant has a designated beneficiary, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary provided distribution to a non-spouse beneficiary begins by December 31 of the calendar year following the calendar year of the Participant's death. If the beneficiary is the Participant's spouse, the distribution is not required to begin earlier than December 31 of the calendar year in which the Participant would have attained age 70 1/2, or such later date as may be allowed under Federal law or regulations.

              If the Participant dies after distributions begin in accordance with the provisions of Code Section 401(a)(9), payments to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the Participant's death or such other method of distribution as may be allowed under Federal law or regulations.

              If no beneficiary exists, the payment will be made to the Participant's estate.


This endorsement is effective and made a part of the Contract and Certificate on May 1, 2002, or the effective date of the Certificate, if later.


                                       /S/ Thomas J. McInerney
                                       President
                                       Aetna Life  Insurance and Annuity Company

ESUNY-02